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November 17, 2010

Ms. Jennifer Thompson
Accounting Branch Chief
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of November 2, 2010 regarding:

SPAR Group, Inc.
Form 10-K/A for the year ended December 31, 2009
Filed October 8, 2010
File No. 0-27408

We acknowledge:
•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated November 2, 2010:

Form 10-K/A for year ended December 31, 2009 filed October 8, 2010

General

1.
“We note that in your Amendment No. 2 to your Form 10-K filed October 8, 2010 you have provided specific updates to certain Items within the Form 10-K but not the complete text of each Item as amended.  Exchange Act Rule 12b-15 requires you to set forth the complete text of each item as amended.  We also note that your amended Form 10-K does not include updated certifications as required by Rule 12b-15 of the Exchange Act.  Please amend your Form 10-K to comply with Exchange Act Rule 12b-15.”

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc.  Corporate Office * 560 White Plains Road, Suite 210  *  Tarrytown NY 10591-5198
Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson
Securities and Exchange Commission
November 17, 2010

Response:

We agree with your comment and the Company will be filing an amended  Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009 ( Amendment No. 3), on or about November 19, 2010, which will represent a complete Form 10-K and will specifically note in the Statement of Explanations the sections of the Annual Report that were updated from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, originally filed with the SEC on April 15, 2010, as amended by Amendment No. 1 to the Company's Annual Report on Form 10-K/A dated and filed with the SEC on April 30, 2010, and as amended by Amendment No. 2 to the Company's Annual Report on form 10-K/A dated and filed with the SEC on October 8, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 9A(T) Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 7

1.
“We note that in your amended Form 10-K filed on October 8, 2010, your management has concluded that internal controls over financial reporting were effective as of December 31, 2009, except for a material weakness.  Please explain to us how your conclusion complies with Item 308T(a)(3) of Regulation S-K, which states that management is not permitted to conclude that the registrant’s internal control over financial reporting is effective if there are one or more material weaknesses in the registrant’s internal control over financial reporting.  As appropriate, please amend your Form 10-K to conclude that your internal control over financial reporting was not effective as of December 31, 2009.”

Response:

This was an oversight in our previous filing, which we have corrected in our latest filing scheduled to be released on or about November 19, 2010.

Hopefully, the above response has satisfactorily answered your question.  If you have further questions, please contact me at 914-332-4100.

Sincerely, James R. Segreto Chief Financial Officer